Exhibit 1

Company Contact Information:	Investor Relations Contacts:
Yaron Menashe, CFO	CCGK Investor Relations
Tel: +972 9 8661 601	Kenny Green / Ehud Helft
yaron@evs-sm.com	Tel: 1 646 201 9246
info@gkir.com

For Release at 3am ET, November 24, 2008

ELBIT VISION SYSTEMS ANNOUNCES
RECORD REVENUE FOR THE THIRD QUARTER OF 2008

Third quarter revenues reach $6.4 million, up 15% over last year

Third quarter 2008 highlights
■	Record revenues reach $6.4 million, up 15% over third quarter, last year.
■	Adjusting revenue guidance to $22.5-23.5 million.

QADIMA, Israel – November 24, 2008 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB), a global leader in the field of automatic in-line optical web inspection and quality monitoring systems, today announced its consolidated financial results for the three month period ended September 30, 2008.

Third Quarter 2008 Results
Revenues for the third quarter of 2008 totaled $6.4 million, an increase of 15% compared to $5.6 million for the third quarter of 2007.

Gross profit on a GAAP basis totaled $3.1 million, representing 47% of revenues, compared with $2.6 million or 46% of revenues for the third quarter of 2007. Gross profit on a non-GAAP basis for the third quarter of 2008 totaled $3.2 million, representing 50% of the Company’s revenues, compared with $2.8 million in the third quarter of 2007, or 50% of revenues.

Operating income on a GAAP basis was $177 thousand compared with an operating income of $310 thousand in the third quarter of 2007. Operating profit on a non-GAAP basis for the third quarter of 2008 totaled $407 thousand, a decrease of 24% compared with $533 thousand in the third quarter of 2007. Operating expenses in the quarter increased, compared with that of a year ago, primarily due the decrease in the value of the US dollar against the Israeli shekel in which a significant portion of the Company’s expenses are generated.

Net loss on a GAAP basis for the third quarter of 2008 was $329 thousand, compared to a net loss of $946 thousand in the third quarter of 2007. Net loss per basic share on a GAAP basis was $0.006. Net loss on a non-GAAP basis for the third quarter of 2008 was $99 thousand, compared to a net profit of $324 thousand in the third quarter of 2007. Net loss per basic share on a non-GAAP basis was $0.002.

EBITDA for the third quarter of 2008 totaled $449 thousand, compared to $578 thousand in the third quarter of 2007.

David Gal, Chairman and CEO of EVS commented, “Our third quarter revenues continued to grow, but significantly below our expectations in the machine vision segment. This, we believe, is due to customers becoming more cautious due to the general global economic slowdown. However, we are pleased to have returned to a positive operating income this quarter. Looking ahead and based on our current backlog and pipeline, we are increasing our caution and lowering our revenue expectations, expecting between $22.5-23.5 million for the year.”

Concluded Mr. Gal, “Despite the sharp slowdown in the global economy, we see only slightly softer, but still robust, demand for our ultrasonic solutions. We believe this is due to the defensive nature of this sector in the current environment, due both to the necessity of our equipment for mission critical and safety applications, as well as the increase in infrastructure spending indicated by many economies round the world. We have seen particular success with our engine inspection solutions in the quarter, selling to both leading US aerospace manufacturers as well as the leading engine manufacturer, Rolls Royce. All are particularly known for their focus on the safety and quality of the engines they manufacture, and our leadership is evident by their choice of our solutions.”

Conference Call
Management will be hosting a conference today, November 24, at 9:30am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences.

US Dial-in Number: 1 888 407 2553
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0688
INTERNATIONAL Dial-in Number: +972 3 918 0688

At: 9:30am Eastern Time, 6:30am Pacific Time, 4:30pm Israel Time, 2:30pm UK time

For those unable to listen to the live call, a replay of the call will be available from three days after the call from a link in the investor relations section of the Company’s website.

Use of Non- GAAP Financial Measures
EVS believes that both non-GAAP financial measures are better principal indicators of the operating and financial performance of its business. The non-GAAP numbers exclude mainly the non-cash equity-based compensation charges recorded in accordance with SFAS 123R as well as associated with purchase price allocation charges. Please see below for more details.

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency. EVS’ systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of operations. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of operations.

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2008
IN U.S. DOLLARS

	Sep-30		Dec-31
	2008	2007	2007
	U.S. dollars in thousands (except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	223	1,350	2,189
Restricted deposit	623	1,076	540
Accounts receivable:
Trade	6,581	5,282	4,738
Other	743	1,259	1,428
Inventories	5,515	4,963	5,299

Total current assets	13,685	13,930	14,194

LONG-TERM RECEIVABLES:

Severance pay fund	1,906	1,563	1,623
Other long-term receivables	253	666	231

Total long-term receivables	2,159	2,229	1,854

PROPERTY, PLANT AND
EQUIPMENT - net of
accumulated depreciation and
amortization	436	507	490

OTHER ASSETS -
net of accumulated amortization:
Goodwill	3,704	3,534	3,529
Other intangible assets	2,949	3,596	3,439

	6,653	7,130	6,968

Total assets	22,933	23,796	23,506

	Sep-30		Dec-31
	2008	2007	2007
	U.S. dollars in thousands (except per share data)

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	5,661	6,616	4,967
Accounts payable:
Trade	3,577	2,768	3,220
Deferred revenues	818	1,092	2,082
Other	2,967	3,410	2,629

Total current liabilities	13,023	13,886	12,898

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	800	-	1,000
Accrued severance pay	2,324	1,930	2,008

Total long-term liabilities	3,124	1,930	3,008

Total liabilities	16,147	15,816	15,906

SHAREHOLDERS' EQUITY	6,786	7,980	7,600

Total liabilities and shareholders' equity	22,933	23,796	23,506

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2008
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2008	2007	2008	2007	2007
	U.S. dollars in thousands (except per share data)

REVENUES	18,818	16,010	6,424	5,591	21,863

COST OF REVENUES	10,002	8,326	3,373	2,950	11,308

GROSS PROFIT	8,816	7,684	3,051	2,641	10,555

RESEARCH AND DEVELOPMENT
EXPENSES - net	3,312	2,315	1,112	956	3,313
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	4,154	3,443	1,289	1,171	4,885
General and administrative	1,354	880	473	204	1,338

OPERATING (LOSS) INCOME	(4)	1,046	177	310	1,019

FINANCIAL EXPENSES - net	(994)	(894)	(502)	(210)	(1,081)
WRITE OFF OF DISCOUNT ON CONVERTIBLE LOAN
ASSOCIATED WITH BENEFICIAL CONVERSION FEATURE	-	(1,047)	-	(1,047)	(1,047)
OTHER (EXPENSES) INCOME - net	(33)	(63)	(2)	2	(230)

LOSS BEFORE TAXES ON INCOME	(1,031)	(958)	(327)	(945)	(1,339)

TAXES ON INCOME	10	1	2	1	3

LOSS FOR THE PERIOD	(1,041)	(959)	(329)	(946)	(1,342)

LOSS PER SHARE BASIC	(0.020)	(0.027)	(0.006)	(0.021)	(0.034)
LOSS PER SHARE DILUTED	(0.020)	(0.027)	(0.006)	(0.021)	(0.034)
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE:
BASIC (IN THOUSANDS)	50,964	35,594	50,988	45,797	39,393
DILUTED (IN THOUSANDS)	50,964	35,594	50,988	45,797	39,393

Reconciliation Table of Non-GAAP Measures

U.S. dollars in thousands

	Three months ended September 30,		Year ended December 31,
	2008	2007	2007

Gross income as reported	$3,051	$2,641	$10,555

Non GAAP adjustment:
Depreciation and amortization	124	124	496
Equity-based compensation charges	9	16	38

Non-GAAP Gross income	$3,184	$2,781	$11,089

	Three months ended September 30,		Year ended December 31,
	2008	2007	2007

Operating income as reported	$177	$310	$1,019

Non GAAP adjustment:
Depreciation and amortization	167	167	668
Equity-based compensation charges	63	56	216

Non-GAAP Operating income	$407	$533	$1,903

	Three months ended September 30,		Year ended December 31,
	2008	2007	2007

Net loss as reported	$(329)	$(946)	$(1,342)

Depreciation and amortization	167	167	668
Equity-based compensation charges	63	56	287
Write off of discount on convertible
loan associated with beneficial
conversion feature	-	1,047	1,213

Non-GAAP Net income (loss)	$(99)	$324	$826

	Three months ended September 30,		Year ended December 31,
	2008	2007	2007

Net loss as reported	$(329)	$(946)	$(1,342)

Non GAAP adjustment:
Financial expenses, net	502	210	844
Taxes on income	2	1	3
Depreciation and amortization	209	212	891
Equity-based compensation charges	63	56	287
Other expenses, net	2	(2)	230
Write off of discount on convertible
loan associated with beneficial
conversion feature	-	1,047	1,213

EBITDA	$449	$578	$2,126